Smart Sand, Inc.

24 Waterway Avenue, Suite 350

The Woodlands, Texas 77380

(281) 231-2660

September 16, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director

Division of Corporation Finance

Re:	Smart Sand, Inc.

Draft Registration Statement on Form S-1

Submitted August 12, 2016

CIK No. 0001529628

Ladies and Gentlemen:

This letter sets forth the responses of Smart Sand, Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 8, 2016 (the “Comment Letter”) with respect to the Confidential Draft Submission No. 1 of the Registration Statement on Form S-1 submitted by the Company on August 12, 2016 (the “Confidential Submission”).

Concurrently with the submission of this letter, we have filed through EDGAR our initial public filing of the Registration Statement (the “Registration Statement”). For your convenience, we have hand delivered three copies of this letter, as well as three copies of the Initial Public Filing marked to show all changes made since the Confidential Submission. We will also provide certain information responsive to Comment #17 in a separate letter to the Staff (the “Supplemental Letter”).

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response. Page numbers referenced in the responses refer to page numbers in the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, to date, neither we nor anyone authorized on our behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that we or anyone authorized on our behalf present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications.

Prospectus Cover Page

2.	Please revise the cover page to reflect the selling shareholder offering. For instance, the table only reflects the proceeds to the company, not the proceeds that will go to the selling shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the Prospectus Cover Page.

Industry and Market Data, page iii

3.	Please remove the statement that you have not “undertaken to independently verify any third-party information” as it implies that you are not responsible for the accuracy of the information you elect to include in your filing. Remove similar language on page 67.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages iii and 69.

Summary Historical Consolidated Financial Data

Other Data, page 14 and 41

4.	We note you disclose capital expenditures for each of the periods presented in the tables at page 14 and page 41. Please demonstrate and explain to us how these amounts were derived. In this regard, it appears that you have included cash expenditures on property, plant and equipment from your statements of cash flows and capitalized capital expenditures in accounts payable and accrued expenses in determining total capital expenditures for each period without a corresponding reduction of capital expenditures included in the beginning balances of accounts payable and accrued expenses.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the capital expenditure amounts presented in the Summary Historical Consolidated Financial Data and the Selected Historical Consolidated Financial Data were calculated using cash flow expenditure amounts plus capital expenditures included as part of accounts payable and accrued expenses, without giving consideration to prior period ending capital expenditures as presented in the supplemental cash flow information, where applicable. The Company has revised capital expenditure amounts presented in the Summary Historical Consolidated Financial Data and the Selected Historical Consolidated Financial Data to include consideration of the prior period ending capital expenditures included as part of accounts payable and accrued expenses. Please see pages 14 and 41. Additionally, the Company advises the Staff that, as noted in the revised disclosure, the negative capital expenditure amounts for the six months ended June 30, 2016 is due to the receipt of various deposits from vendors that were previously included in construction-in-progress.

Risk Factors, page 15

5.	Please add a risk factor regarding the risks related to default. In particular we note the prior event of default as of September 30, 2015.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 15 and 16.

Capitalization, page 37

6.	You disclose on page 35 that a portion of the offering proceeds will be used to redeem all of your outstanding preferred stock and to repay the outstanding indebtedness under your existing revolving credit facility. Please disclose the pro forma effects of this redemption of preferred stock and repayment of debt on your net (loss) income and net (loss) income per share for the year ended December 31, 2015 and for the six months ended June 30, 2016 and describe how the pro forma effect was computed.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 37 and 38.

Non-GAAP Financial Measures

Production Costs, page 43

7.	Please disclose what the freight charges consist of and clarify whether it includes shipping charges billed to customers disclosed on page F-8 and F-30.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 43.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

8.	We note your discussion of revenues indicates that you sold reduced quantities of frac sand in both the annual and interim periods. To help investors gain a more thorough understanding of your sales, trends in profitability, and potential variability, please disclose the revenues that have been generated from the sales of frac sand for each period presented and the average selling prices per ton that you realized on these sales.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include sand sales revenues and average selling price per ton. Please see pages 51 through 54. The Company advises the Staff that the sand sales revenues and average selling price in the added disclosure includes the price paid by our customers for each ton sold as well as the monthly reservation charges that certain customers are contractually obligated to pay under their contracts with us. Under the customer contracts, any monthly reservation charge paid by the customer may be applied as a per ton credit to the sales price up to a certain contractually specified monthly volume. The Company advises the Staff that it considers the specific details of its pricing structures with its customers to be confidential and competitively sensitive pricing information particularly given the recent and sustained downturn in the oil and natural gas drilling and completion industry and the limited number of customers with whom we have long-term contracts. As such, it has not included further detail regarding the breakdown between sand sales revenues or the average amount received by the Company for each ton of frac sand actually sold without the effect of monthly reservation charges. The Company advises the Staff that it has submitted a confidential treatment request with the Staff with respect to such details in its customer contracts. The Company further advises the Staff that certain of its competitors also did not appear to disclose certain charges such as “make-whole” charges separately from their sand sales revenues or realized sales price per ton, presumably because of the same confidentiality considerations. The Company respectfully submits that the inclusion of the impact of reservation charges to sand sales revenues and the average selling price is more meaningful to investors than not including such impact as sand sales revenues and the average selling price including reservation charges reflects the Company’s actual revenues that it receives.

9.	We note you generated over 45% and 23% of your revenues from contractual reservation and shortfall revenues for the six months ended June 30, 2016 and the year ended December 31, 2015 respectively. Given the growing significance of these revenues, please tell us and expand your disclosures to discuss the nature of these revenues, the causative factors contributing to the period over period increase, and your considerations of whether these trends are likely to continue. Refer to Item 303 of Regulation S-K and SEC Release 33-8350 for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 52 and 54.

10.	We note you derive significant portions of your revenue from the rental of your leased rail car fleet and incur related costs providing those services. To provide investors with a better understanding of the current trends in your business, please quantify the amounts of lease rail car revenue and related costs and discuss the business reasons for material changes during the periods presented and its impacts on your gross profit and results of operations.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement. Please see pages 52 and 54. The Company advises the Staff that the revenue the Company receives from the rental of its leased rail car fleet represents the pass through to its customers of transportation costs and recurring rail car rental expenses. As such, the revenue from the rental of the Company’s leased rail car fleet, and corresponding offsetting transportation costs and recurring rail car rental expenses, do not have a material impact on the Company’s gross profit.

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015, page 51

11.	Please discuss in greater detail the required reservation and shortfall payments in revenues. In addition, please discuss the average revenue per ton sold without taking these additional payments into account and the percent of decrease from the prior comparable period. Similarly revise the disclosure in the year ended December 31, 2015 discussion.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 52 and 54. As previously noted in the Company’s response to the Staff’s comment #8, the Company considers the specific details of its pricing structures with its customers to be confidential and competitively sensitive pricing information, and as such, it has not included further detail regarding the breakdown between the average amount received by the Company for each ton of frac sand actually sold without the effect of monthly reservation charges.

12.	We note the discussion of the factors contributing to decreasing revenues. Consider revising the overview section trends to discuss the impact of the contract negotiations on your future operations and the changes in demand and pricing since late 2014.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 7 and 46.

13.	While we note the small decrease in the cost of goods sold for the comparable periods we note that the cost of goods sold per ton increased. Please discuss the reason for this increase.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 52.

Operating Expenses, page 54

14.	We note your reference to “various cost reduction programs to offset the impact of the oil and natural gas market depression.” Please enhance your disclosure as it relates to these cost reduction programs to clarify whether the costs savings will be offset by related increases in other expenses or decreases in revenues.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly to delete the reference to the cost reduction programs as the implementation of those programs did not have a material impact on operating expenses for the year ended December 31, 2015 as compared to the year ended December 31, 2014. Please see page 55.

Critical Accounting Policies and Estimates, page 64

15.	Considering your shares are not publicly traded and estimates used to determine share-based compensation are often considered critical by companies going public, please revise to include the following:

•	Grant date fair value for each restricted stock award issued during the periods presented,

•	The methods that management used to determine the fair value of the shares and the nature of the material assumptions involved, and

•	The extent to which the estimates are considered highly complex and subjective.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 67 and 68.

Proppant Industry Overview, page 67

16.	Please include a summary of raw frac sand pricing in your proppant industry overview. At a minimum this summary should include a five year pricing trend. We suggest presenting this in a graphical format.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 70.

Business

Our Reserves, page 79

17.	We note your disclosure of proven reserves for your Hixton site. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) in Regulation C.

Response: The Company acknowledges the Staff’s comment and will provide the requested information in the Supplemental Letter.

18.	In an appropriate location of your filing please disclose the percentage of your Oakdale reserves that are fully permitted.

Response: The Company acknowledges the Staff’s comment. The Company respectfully submits that it would be difficult and potentially misleading to provide a precise percentage of the Company’s Oakdale reserves that are “fully permitted.” The Company’s current and planned areas for excavation of its Oakdale property are permitted for extraction of our proven reserves. Currently, the Company has opened up approximately 230 acres for its operation at its Oakdale facility. That acreage includes a rail yard, processing facilities with the storage areas, and two mining pits. However, as disclosed in the Registration Statement, the Company operates in a highly regulated environment overseen by many government regulatory and enforcement bodies. To conduct its mining operations, the Company is required to obtain permits and approvals from local, state and federal governmental agencies. These governmental authorizations address environmental, land use and safety issues. The Company has obtained numerous federal, state and local permits required for operations at the Oakdale facility. For a variety of reasons with respect to its Oakdale reserves, including the fact that permits are usually of limited and varying durations, the Company generally does not seek to fully permit particular or additional acreage unless and until it is ready to begin planning for excavation. As such an investor may erroneously conclude that its Oakdale reserves are not “fully permitted” because of some undisclosed significant regulatory hurdle or due to the Company’s failure to successfully obtain permits for those reserves. The Company respectfully submits that it has provided adequate disclosure in the Registration Statement on the risks and uncertainties with respect to the requirement to obtain permits.

Management, page 91

19.	Please discuss Mr. Speaker’s business experience since June 2014.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 95.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary Significant Accounting Policies, page F-27

20.	We note you have included inventory valuation in your critical accounting policies and estimates. Please revise to include your accounting policies regarding the basis of stating inventories and the disclosures required by ASC 330-10-50.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly to include its accounting policies regarding the basis of stating inventories and the disclosures required by ASC 330-10-50, which were omitted due to an administrative oversight. Please see page F-28.

Revenue Recognition, page F-29 and F-7

21.	We note you recognize revenue on the rental of your leased rail car fleet. Please clarify whether the related costs providing those services, such as expenses relating to operating leases and rental agreements for railroad cars, are included in your costs of goods sold and quantify the amounts to the extent they are presented outside of costs of goods sold.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages F-20 and F-43.

Item 15. Recent Sales of Unregistered Securities, page II-2

22.	Please disclose the consideration for each transaction, the specific exemption for each transaction and the facts supporting reliance upon the exemption, as required by Item 701(c) and (d) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages II-2 and II-3.

Exhibits

23.	Please file your sales contracts as exhibits or explain why your business and offering are not substantially dependent on them. In this respect, the agreements appear to represent a substantial portion of your current revenues as is disclosed in your filing.

Response: The Company acknowledges the Staff’s comment and has included the material sales contracts as exhibits 10.11 through 10.21 to the Registration Statement. Pursuant to Rule 406 of the rules and regulations promulgated under the Securities Act, portions of these exhibits have been omitted pursuant to a request for confidential treatment. As set forth in Rule 406(b), the Company has omitted from these exhibits the portions thereof that it desires to keep undisclosed (the “confidential portions”), and has placed “***” in lieu of such confidential portions to indicate that such confidential portions have been redacted from the public filing. In addition, along with its confidential treatment request, the Company has provided for the Commission’s review un-redacted versions of each exhibit referenced above.

*     *     *     *

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan J. Maierson at (713) 546-7420.

Very truly yours,

Smart Sand, Inc.

By:	/s/ Lee E. Beckelman
Name:	Lee E. Beckelman
Title:	Chief Financial Officer

Cc:	Ryan J. Maierson, Latham & Watkins LLP